EXHIBIT 99.1

Golar LNG Partners LP First Quarter 2017 Cash Distribution

Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended March 31, 2017 of $0.5775 per unit. This cash distribution will be paid on May 12, 2017 to all unitholders of record as of the close of business on May 5, 2017.

Golar LNG Partners LP
Hamilton, Bermuda
April 26, 2017